

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Rouhu District, Taipei, Taiwan (Republic of China) 11493

> **Re: Imperial Garden & Resort, Inc.**
> **Registration Statement on Form F-1**
> **Filed March 15, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the prospectus throughout due to the passage of time. In this regard, we note that a number of sections are dated and no longer comply with applicable form requirements. For example, the Compensation to Executive Officers section on page 71 and the Related Party Transactions section on page 73 should be revised to comply with Items 6.B and 7.B of Form 20-F. Please revise the prospectus throughout as applicable.

Management, page 69

Board of Directors, page 69

2. We note your disclosure in the first sentence that your board consists of six directors. We also note that your "Directors and Executive Officers" table on page 69 only lists four directors. Please reconcile and revise as applicable.

Taxation, page 98

3. Please refer to the introductory paragraph. Please delete the second sentence and the language that "[t]he discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser." In this regard, we note that you have provided tax opinions with respect to British Virgin Islands and Republic of China tax laws. Investors are entitled to rely upon those opinions.

British Virgin Islands Taxation, page 98

4. Please delete the fourth paragraph. In this regard, we note that counsel has provided a short-form tax opinion in Exhibit 5.1. Please revise this section to clearly state that the tax consequences are counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Republic of China Taxation, page 103

5. We note that you have provided a Republic of China tax opinion as Exhibit 8.2. We also note that counsel appears to have provided a long-form tax opinion. When a long-form tax opinion is provided, the opinion and the disclosure in the prospectus must be consistent. In this case, we note that the disclosure in the tax opinion differs from the disclosure in this section. Please reconcile or advise. Refer to Section III.B.1 of Staff Legal Bulletin No. 19.

Audited Financial Statements, page F-1

6. Please revise to provide your audited financial statements as of December 31, 2016. In this regard, please note that Item 8 of Form 20-F requires that audited financial statements for the most recently completed fiscal year must be included in registration statements declared effective three months or more after fiscal year-end.

Exhibit 5.1

7. Please have counsel revise to delete assumptions 2.4, 2.6, 2.7, 2.8, 2.9, 2.11 and 2.15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP